Mail Stop 4561

August 22, 2007

Ms. Catherine Graham
Chief Financial Officer
Online Resources Corporation
4795 Meadow Wood Lane, Suite 300
Chantilly, VA

> **Re:** **Online Resources Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-26123**

Dear Ms. Graham:

We have reviewed your first response letter dated July 13, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 55

1.   We note your response to comment number 3. Please clarify to us your revenue recognition policy regarding your contracts which have multiple deliverables,

cash flow streams, and revenue attribution methods but have been deemed to be a single unit of accounting under ETIF 00-21. Specifically, it appears that you have used a different revenue attribution method for each deliverable and cash flow stream. For instance, you defer and amortize implementation services and new user registration fees over the contract period while you recognize services fees in the month of service for relationship management marketing programs, monthly user and transaction fees. Please tell us how your current revenue recognition method complies with ETIF 00-21 as it would appear that only one revenue attribution method should be used for each unit of accounting.

12. Preferred Stock

Series A-1 Redeemable Convertible Preferred Stock, page 70

2.   We note your response to prior comment 7. We also note that you recently disclosed in your filing on Form 12b-25 dated August 10, 2007 that you were evaluating the accounting treatment for an embedded derivative in your Series A-1 preferred stock. Please identify the specific feature that you were reevaluating and tell us how your reevaluation affects the response previously provided to us regarding the accounting treatment for these securities.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief